Filed by Public Storage, Inc.
                                  Pursuant to Rule 165 and Rule 425(a) under the
                                United States Securities Act of 1933, as amended

                                 Subject Company: Shurgard Storage Centers, Inc.
                                                   Commission File No. 001-11455
                                                            Date: August 1, 2005




The following is a transcript of a conference call which is accessible on Public Storage's website.



                          PUBLIC STORAGE, INCORPORATED

                              MODERATOR: CLEM TENG
                                 AUGUST 1, 2005
                                   9:00 AM PST






Operator:             Good morning. My name is Kelly and I will be your
                      conference facilitator today. At this time, I would like to welcome everyone to the Public Storage Second Quarter
                      Earnings call. All lines have been placed on mute to prevent any background noise.

                      After the speakers' remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star, then the number 1 on your telephone keypad. If you would like to withdraw your question, press star, then the number 2 on your telephone keypad.

                      Thank you.  Mr. Teng, you may begin your conference.

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Clem Teng:            Good morning.  I'm Clem Teng, Vice President of Investor
                      Services for Public Storage. Joining me this morning are Ron Havner, CEO; John Reyes, CFO; John Graul, President of Self-Storage Operations; David Doll, President of Real Estate Operations; and Jack Baumann, our Chief Legal Officer.

                      As you are aware, on Friday night, we released our second quarter earnings and this morning we announced that we had made a proposal to merge with Shurgard. Our agenda for the call this morning will be to first review our second quarter earnings and then Ron will discuss the proposal to Shurgard.

                      Before we begin with the formal remarks, I would like to provide the forward-looking statement warning. This conference call will contain forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933 and Section 21-E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Public Storage's control that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements.

                      All statements other than statements of historical facts included in this conference call are forward-looking statements. All forward-looking statements speak only as of the date of this conference call. Public Storage undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise. There can be no guarantee that any transaction between Public Storage and Shurgard will occur.

                      In addition to the risks and uncertainties of ordinary business operations, the forward-looking statements of Public Storage made on this conference call are also subject to the following risks and uncertainties: Public Storage's ability

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                                                                          Page 3

                      to successfully integrate the operations of Shurgard and assumptions with respect to the benefits to be realized from a potential transaction with Shurgard, future revenues of Shurgard and Public Storage, the expected performance of Shurgard and Public Storage, and the expected cash flows of Shurgard and Public Storage.

                      For additional information about risks and uncertainties that could adversely affect Public Storage's forward-looking statements, please refer to Public Storage's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

                      We will also provide certain non-GAAP financial measures. A reconciliation to GAAP of these non-GAAP financial measures is included in our press release which can be found at our Website at www.publicstorage.com. A slide presentation on our proposal to Shurgard can also be found at our Website.

                      As a reminder, our press release and an audio Webcast replay of this conference call are available at our Website and complete financial information will be available in our 10-Q, which will be filed shortly with the Securities and Exchange Commission.

                      With that, I will now turn the call over to John Reyes.

John Reyes:           Thank you, Clem, and good day to everyone. As reported in
                      Friday's press release, Public Storage achieved solid second quarter operating results. Net income for the quarter rose to 47 cents per share compared to 37 cents per share for the same period of 2004, representing an increase of 27% or 10 cents per share.




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                      Funds from operations increased to 90 cents per share
                      compared to 77 cents per share in the same quarter last year, representing an increase of 17% or 13 cents per share. The 13-cent per share increase primarily resulted from improved same-store operations which contributed 7 cents, development and acquisition activities that added 3 cents, our ancillary operations added 2 cents, and the benefit from refinancing higher rate preferred securities with lower rate preferred securities which added 1 cent per share.

                      Virtually all the key operating metrics for same stores improved on a year-over-year comparison. Revenues grew by 4.7% driven primarily by our pricing and media activities. These activities enabled us to increase effective rents by 3.8% and average occupancy by 70 basis points for the quarter.

                      The growth in our operating expense moderated to only a 1% increase for the quarter. Our management team has worked hard to control these expenses and John Graul will speak in detail on this positive trend in a few minutes.

                      Net operating income increased a solid, 6.7%, as our gross margins improved to 66.8% for the quarter compared to 65.6% in the same quarter of 2004.

                      Overall, this performance continues the positive operating trends that we've been experiencing over the past several quarters. Going into the third quarter, our same-store facilities are well positioned for further growth. Occupancy levels are approximately 1% higher and in-place rents are approximately 3.3% higher at the end of June 2005 as compared to June 2004.

                      With respect to the balance of our self-storage assets, which consists primarily of our development and acquisition properties, revenues for the quarter increased $32 million - increased to $32 million compared to $19


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                      million from the second quarter of 2004. Net operating
                      income for the quarter rose to $19 million as compared to $11 million for the same period last year, much of this growth coming from our 2004 and 2005 acquisitions.

                      We expect that both our development and acquisition facilities will continue to provide growth in the quarters to come as these properties continue to reach stabilized occupancy levels as well as stabilized market rental rates. For the quarter, these facilities in aggregate provided an annualized yield of approximately 6.1% on a cost base of approximately $858 million.

                      From a balance sheet perspective, we continue to maintain our strong financial position. Our cash balance at June 30th totaled approximately $390 million. This balance was partially built up by our capital raising activities as well as retained operating cash flow.

                      For the first six months of this year, total distributions paid to our common shareholders is approximately $54.3 million - excuse me - 54.3% of funds available for distribution, down from 66.9% for the same period last year. As a result, retained operating cash flow increased significantly to $97.5 million for the first six months of this year compared to $56.9 million for the same period last year. This is after the payment of dividends and capital expenditures.

                      Our fixed charge coverage ratio continues to improve. For the first six months of 2005, the ratio was a solid 3.4 times, giving us the capacity to raise significantly more preferred stock that's needed to fund our investing activities.

                      Our next opportunity to call another series of preferreds will be in December and will be redeemable in January of 2006. This preferred series, or 8.6% Series Q, has a redemption value of $173 million. If called - it is expected

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                      that we will fund the redemption with existing cash on
                      hand. In addition, the EITF Topic D-42 charge will be approximately $5.6 million and will be recorded during the fourth quarter of 2005.

                      In the second half of 2006, we have approximately $650 million of preferred stock that we can redeem, which has a weighted average rate of 8%. We are continuing to monitor the capital markets for opportunities to prefund these redemptions which may create some short-term earning dilutions for long-term improvement in earnings power.

                      Lastly, as we disclosed last quarter, in November of this year, our partner in our development joint venture that was formed in 1999, may exercise its option to exit the partnership. If exercised we intend to acquire our partner's interest, which is estimated at $105 million. We are currently in negotiations with them to acquire this interest.

                      With that, let me turn it over to John Graul.

John Graul:           Thanks, John. Let me go back to an area that John Reyes
                      highlighted earlier with respect to operating expenses.
                      Our team has been focusing on operational excellence and we are beginning to realize the impact of these efforts in our overall expense controls. I will address briefly a few of the initiatives we established last year and how we are beginning to benefit from them.

                      The first initiative involved the managing of our largest controllable expense item, payroll costs. Our first task was to understand the time and effort needed to efficiently operate the properties. We accomplished this by developing a transaction-based staffing model, which is the basis for all of our labor scheduling.

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                      The result for the second quarter was a 1% reduction in
                      labor hours or almost 10,000 hours compared to the same period last year. For the six months, the reduction in same-store labor hours was almost 1.7% or 45,000 hours from the same period a year ago. We expect this downward trend in hours to partially offset the increase in wage rates.

                      Also, during the second quarter we completed two other initiatives that we believe will have a long-term positive impact on our operations. First, we have completed asset plans on all of our properties, which will enable us to better plan and effectively manage our future cap ex and R&M expenditures. Our objective is to improve the overall maintenance standards of the property and to effectively manage costs.

                      Secondly, we completed an upgrade to our WebChamp operating system and has greatly increased capacity. With this upgrade, we can significantly increase the number of properties in our system.

                      Overall, we are encouraged by our operating results. The various initiatives, which are intended to create standardization and operating efficiency, are beginning to show in our bottom line results.

                      Next, with respect to our media program, you've heard Ron comment during the last couple of quarters that we were disappointed with move-in activity, which was declining while media spending was increasing. This resulted in customer acquisition costs moving above $150, up from $130 in 2003. Part of this was attributable to our efforts to improve the weighted average value of new customers through our media program.

                      Starting in April of this year, we shifted back to our more traditional media mix and modified our promotional and pricing programs to drive customer value. Results this quarter are encouraging as move-in volume and our same-store properties modestly exceeded the prior period, the first such improvement in over a year. In addition, move-out ratios continued to improve.

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                      Combined, this resulted in positive absorption of 18,700
                      customers in the same-store pool for the second quarter as compared to 11,300 last year. We are still experimenting and refining our media program, our customer research, and leveraging our WebChamp database.

                      With respect to our same-store properties, going into the second half of the year, occupancy is 100 basis points higher than last June with higher in-place rents. If you'll recall, last year we did not use media in August due to the Olympics or in November due to the election.

                      We expect to be on TV with our traditional programs each month for the balance of the year, although the markets and frequency will vary. Media costs will continue to be the most volatile expense component, which we expect to be higher than last year.

                      Finally, here is an overview of what we are seeing in our largest markets. For the ten states with the greatest concentration of public storage same-store facilities, the average occupancy for the second quarter was 92.1% with a range of 93.4% at the high and 90.6% at the low end. This compares to a 91.4% average last year with a range of 94.8% to 90.5%. The softest state in terms of occupancy continues to be properties located in Texas.

                      Now let me turn it over to David Doll.

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David Doll:           Thank you, John. Let me start by covering our acquisition
                      activity. During the quarter, we acquired eight properties in several markets including Atlanta, Chicago, and New Jersey. These acquisitions had an accurate cost of $85.7 million, adding 570,000 net rentable square feet for the portfolio. Initial from occupancies of the properties acquired this quarter ranged 66% to 80%. Average costs were generally at or within 20% of replacement costs.

                      Through June 30, we completed the acquisition of 14 properties at an acquisition cost of $82 million and have added 937,000 net rentable square feet for the portfolio.

                      Subsequent to June 30, we consummated the purchase of three additional acquisitions in the Atlanta market. These properties added 235,000 net rentable square feet of space at a total cost of $18.2 million.

                      As of July 28, our acquisition pipeline includes 11 properties located in Atlanta, Charlotte, Florida, and New York. Acquisition of all of these properties would add 886,000 net rentable square feet to our portfolio at a total cost of approximately $120 million.

                      As a result of our Acquisition Team's efforts, for the year, we have acquired or have under contract 28 properties, which would add two million net rentable square feet to the portfolio at an aggregate cost of $220 million. Our acquisition properties continue to perform at or above our expectations.

                      Competition for good properties remains challenging, however, we have been fortunate to source a number of off market transactions and we are working hard to maintain our current pace of acquisitions.

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                                                                         Page 10

                      Now moving on to our development activities, during the second quarter, we completed four projects with 214,000 net rentable square feet at an aggregate cost of $14 million. The projects include the expansion of one existing facility, the conversion of two former pickup and delivery facilities, and the completion of a ground-up development.

                      At June 30 our development pipeline, which also includes our expansions and repackaging properties, totaled $238 million consisting of 48 projects. These projects will be fully funded by us over the next approximately 24 months and will add $3.2 million net rentable square feet to the Public Storage system.

                      With that, I will now turn the call over to Ron.

Ron Havner:           Thank you David. Let me summarize for you where we see
                      Public Storage today. We are generating good rates of return and growth on invested capital. Our unique, scaleable platform is allowing us to drive efficiency into both our operating and corporate cost structures, leading to improved operating margins.

                      Our stable cash flows and relatively low leverage is enabling us to continue to drive down our cost to capital, generate significant free cash flow, and maintain financial flexibility. Our brand name, media, and promotional programs are helping us to produce industry leading occupancies and growth in revenue per available square foot.

                      It is also helping us to accelerate the fill-up of our development and acquisition properties. Our customers are benefiting from improved property staffing, strength of our operating management, and continued investment in our product through both CAPEX and redevelopment.

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                      Our continued focus on the three Ps: people, product, and
                      pricing, combined with our operating and financial strategies are producing results for our shareholders, customers and employees.

                      We are well positioned to capitalize on the opportunities that come before us which leads me to our proposal to merge with Shurgard.

                      This morning we announced that we had made a proposal to Shurgard Storage Centers to merge our two companies. Harvey Lenkin and I had met with Chuck Barbo and Dave Grant in early July to discuss our proposal and review the significant shareholder value creating benefits of a merger. Since then we have also sent direct correspondence to each of Shurgard's directors outlining our proposal, describing how a merger would create significant shareholder value, and offering to discuss or meet with them.

                      Shurgard has refused to enter into discussions for a combination of the two companies, telling us that quote, "The company is not for sale."

                      Because of the significant opportunity to create shareholder value for both Shurgard and Public Storage's shareholders, we thought it appropriate to communicate our proposal to you. Accordingly, today we filed an 8-K with our proposal as outlined in the letter to Chuck Barbo and Dave Grant on July 8, 2005, and Shurgard's July 26 response.

                      Our proposal is as follows: each share of Shurgard's common stock will be exchanged for .80 shares of Public Storage's common stock. This represents an implied value of $53.40 per share of Shurgard's common stock, a 14% premium based on Friday's closing stock prices.

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                                                                         Page 12

                      Based on first call estimates of FFO per share for Public Storage and Shurgard, we believe this transaction to be significantly accretive to Shurgard's shareholders. First, on a pro-forma basis, Shurgard's shareholders can get an additional 50 cents of FFO per share in 2005, and 25 cents of FFO per share in 2006. These represent 24% and 10% increases respectively above Shurgard's current first call estimates.

                      Second, they would share in the realized synergy, both revenue growth and expense reduction, in proportion to their ownership percentage in the combined enterprise. Once $20 million of synergies are achieved, the transaction will become accretive to Public Storage's shareholders and Shurgard's shareholders will benefit by another ten cents per share.

                      The combination of our two companies will result in an organization with these attributes. The total enterprise value of approximately $15 billion with annual revenues in excess of $1.5 billion. We would have ownership interest in over 2,000 self-storage facilities containing approximately 128 million net rentable square feet in 38 states and seven European nations.

                      There would be enhanced opportunities for revenue gains from Public Storage's national marketing programs and tenant insurance programs. The company would have significant opportunities to reduce duplicate expenses such as general and administrative costs, yellow pages, insurance, MIS, and phone centers.

                      We would have the most experienced management team in the self-storage industry, combining the strength and best practices of both Public Storage and Shurgard.

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                                                                         Page 13

                      We would maintain a strong, flexible balance sheet which would enable the company to easily raise low cost capital for continued expansion in the United State and worldwide.

                      This should also provide for enhanced credit ratings for Shurgard's creditors. We would have an ability to capitalize on Public Storage's name in the US and Shurgard's franchise in Europe.

                      Common shareholders of the combined entity should have increased liquidity, and there would be significant retained cash flow from operations to further finance growth, due in part to making the transaction taxable. The common dividend would be paid from cash flow, not borrowings, and poised for growth.

                      At Public Storage we believe we are uniquely positioned to extract maximum value from a combination of Public Storage and Shurgard for the following reasons: Public Storage has a long track record of creating shareholder value. Our stock has consistently outperformed our peers and the NAREIT and Morgan Stanley indices.

                      We have the financial strength to absorb Shurgard, maintain our strong and flexible financial profile, and easily access capital for continued growth. We have sound financial systems which are Sarbanes Oxley compliant and are scaleable to allow for quick integration.

                      Our present IT infrastructure is scaleable to multiples of our current platform. Size and scope of our existing operations would allow for substantial reduction in general and administrative costs. Public Storage and Shurgard operate in a number of the same markets such as Chicago, Los Angeles,

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                                                                         Page 14

                      Dallas, and Seattle, which would facilitate a reduction in duplicate operating costs.

                      Our media programs can be utilized in these same markets with no incremental costs. For example, we would spend the same dollars for TV in Seattle regardless of whether we own 40 or 80 properties.

                      There are redundancies in the combined company's back office support structure such as MIS, phone centers, and accounting, which can be eliminated. At Public Storage we believe that there are compelling reasons, both financial and strategic, to combine Public Storage and Shurgard.

                      The merger will create an exciting global enterprise with critical mass and leveragable strength that can achieve superior revenue growth, lower operating costs, lower capital costs, and improved operational efficiency.

                      In short, we're capable of delivering superior returns to owners, more career opportunities for employees, and an expanded platform combining best practices for our customers.

                      We are hopeful Shurgard's shareholders will see the benefits of this transaction and communicate their views to the Board of Directors and senior management of their company.

                      With that operator, let's open it up for questions.

Operator:             At this time I would like to remind everyone if you would
                      like to ask a question please press star then the number 1 on your telephone keypad. We request that you limit yourself to one question. For follow-up or additional questions please re-enter queue by pressing star 1 again.

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                                                                         Page 15

                      Thank you. We'll pause for just a moment to compile the Q&A roster.

                      Your first question comes from Eric Rothman with Wachovia Securities.

Eric Rothman:         Good morning. I guess my first question would have to do
                      with how much have you spent thus far pursuing this? And how much do you expect to spend and do you think it will be a material expense?

Ron Havner:           Well we haven't spent a significant amount to pursue it so far. As indicated, we've been to Seattle and obviously we've hired some advisors to assist us. In terms of the course or cost going forward that will really depend on the direction and actions of the Shurgard management team, Board of Directors.

Eric Rothman:         Thank you very much.

Operator:             Your next question comes from Greg White with Morgan
                      Stanley.

Greg White: Good morning guys. Ron can you give us a little more color - when you met with Shurgard, was it sort of a blatant, you know, hand in the face no interest? Or was there discussions about at a price they would be more open minded?

Ron Havner:           Well Greg I think there's two letters attached to the 8-K.

Greg White:           Yeah and I read those.

Ron Havner:           Okay well the letter that we sent from the meeting
                      that Harvey and I had basically outlines the discussions that we thought we had with the Shurgard management team.
                      And there were really no subsequent discussions since that time other than Shurgard's letter back to us which is attached.

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                                                                         Page 16

Operator:             Your next question comes from Michael Knott with Green
                      Advisors.

Michael Knott:        Hey good morning. Just curious why you don't go tender and what hurdles you might see if you do pursue that?

Ron Havner:           Well Michael I think we're fairly well aware of our
                      options. Our real desire is to sit down with the senior management team of Shurgard and have positive, constructive discussions and negotiations to try to put these two companies together. And realize the benefits of this merger for both sets of shareholders.

Operator:             Your next question comes from Dan Sullivan with Wachovia
                      Securities.

Dan Sullivan:         Good morning guys. A quick question - if you are
                      successful in merging with Shurgard, do you expect that you're going to change your capital plan going forward?
                      And specifically issuing debt, or are you going to still remain with issuing perpetual preferred securities as your primary way of raising capital?

Ron Havner:           You know, Dan, at this juncture we remain flexible.
                      Shurgard has a fair amount of short term debt that needs to be refinanced. And historically Public Storage has used perpetual preferred stock to leverage its capital structure as well as retain cash flow.

Dan Sullivan:         So then no definitive plans at this time? You're still
                      kind of mulling it over?

Ron Havner:           We want to remain very flexible.

Dan Sullivan:         Okay, thanks.

Operator:             Your next question comes from Michael Mueller with JP
                      Morgan.

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                                                                         Page 17

Michael Mueller:      Yeah hi. Ron what's your impression as to why their
                      occupancy is so much lower than yours?

Ron Havner:           Well Mike I really wouldn't want to speculate on that. I
                      know what we're doing to drive our occupancy and it's the combination of our media programs, promotional programs, as well as executing out at the field level. That's what we're doing. We're pricing better than we have before, our media programs continue to get better, and you're seeing that in the operating results.

Michael Mueller:      Okay, okay. Thanks.

Operator:             Your next question comes from Eric Rothman with Wachovia
                      Securities.

Eric Rothman:         Yes, just wanted to be clear - do you own any shares of
                      Shurgard today? And have you requested a waiver or..?

Ron Havner:           Yeah I really don't want to talk about that.

Eric Rothman:         All right. Thank you.

Operator:             Your next question comes from Greg White with Morgan
                      Stanley.

Greg White:           I guess it takes a shorter time to queue up here. Harvey
                      can you Ron can you talk about the reason why it's so important that it's a taxable event for you guys in the stepped up basis?

Ron Havner:           Yeah Greg. One of the things in a, you know, it's limited
                      in terms of the amount of cash flow that it can retain...

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                                                                         Page 18

Greg White:           Right.

Ron Havner:           Essentially by depreciation...

Greg White:           Right.

Ron Havner:           Okay. And so by having a stepped up tax basis in the
                      Shurgard assets that will allow a significantly greater, we believe significantly greater cash flow retention than if there's not a step up in the tax basis which will enhance the financial flexibility of the combined enterprise going forward, and its growth ability.

Greg White:           So it doesn't have anything to do necessarily with the tax implications for Shurgard unit holders if you were to sell some of those assets.

Ron Havner:           I don't think so Greg. But I don't know the attributes for the Shurgard unit holders.

Greg White:           Okay. All right, thanks.

Operator:             Your next question comes from Edward Wu with Reservoir
                      Capital.

Edward Wu:            Good morning gentlemen.  What are the regulatory hurdles
                      that would have to be met before this merger could close?

Ron Havner:           You know, I think if Shurgard's board and management were
                      to sit down and talk to us we've got a good shot of closing this transaction by the end of the year. And there's no unusual regulatory obstacles that we know of at this time.

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                                                                         Page 19

Edward Wu:            But you would need to file Hart-Scott-Rodino.

Ron Havner:           Possibly. Again, you know, there's nothing unusual here in this proposed transaction that we're aware of that would have any unusual regulatory obstacles. And you know, if we can sit down at the table and start a conversation with the Shurgard management team sooner rather than later we have a shot at closing by the end of the year.

Edward Wu:            Thank you.

Operator:             Your next question comes from Drew Figdor with Tiedemann.

Drew Figdor:          Yes. I just wonder if you could clarify, they've already
                      I guess rejected twice. Once in the letter and then once again already today fairly clearly saying that they're not interested. And you've missed, I guess, the annual meeting. So what options are available for you to pursue this? And if management decides not to sit down and talk with you, is that the end of your interest?

Ron Havner:           You know, first, I haven't read their press release so I'm not familiar with what it says. We're pretty well advised here and pretty well aware of the options that are available to us. Our sincere hope, however, is that Shurgard board and management will sit down and talk with us about putting these two companies together.

                      We're also hopeful and that's one of the reasons for this call is that the Shurgard shareholders will encourage both the board and the management to do just that.

                      As you probably know, Shurgard recently declassified their board as well.

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                                                                         Page 20

Drew Figdor:          Right.  Right.  For next year, I guess.

                      And if they refuse to sit down with you, are you still committed to this process?

Ron Havner:           You know, we're well advised and I think we're pretty
                      familiar with all of our options.

Operator:             Your next question comes from Patrick Stotesbery, a
                      private investor.

Patrick Stotesbery:   My question is the effect on the income stream for
                      Shurgard shareholders by doing a taxable transaction and leaving them with a tax liability and no cash to pay.

Ron Havner:           And your question is?

Patrick Stotesbery:   What's your thinking on that?

Ron Havner:           Well, one of the - I don't know whether you heard one of
                      the earlier questions about the rationale for making the transaction taxable. It is so that there's a step up in the tax basis of the assets and so that the enterprise going forward has greater ability to retain cash flow.

                      I believe if the - and this is not tax advice. If the transaction would be subject probably to long-term capital gains, which are probably at their historical low.

Patrick Stotesbery:   Thank you.

Operator:             Your next question comes from Lou Taylor with Deutsche
                      Bank.

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                                                                         Page 21

Lou Taylor:           Yes.  Thank you.

                      Just you guys have been down this road before, what gives you optimism that the outcome here will be different than prior discussions?

Ron Havner:           Well, the reasons for this transaction, this merger in
                      particular at this time, as we've outlined, I think, are extremely compelling. We're counting on the Shurgard shareholders to make their voice known to both the board of directors and senior management of Shurgard but as we touched on there's a number of reasons why this transaction makes sense for both sets of shareholders.

                      You know, and we have done one of these before. I think back in 1999. We merged Public Storage merged with Storage Trust. So we've done these kinds of transactions before.

Operator:             Your next question comes from Greg White with Morgan
                      Stanley.

Greg White:           Ron, can you - you sort of touched on it. Can you
                      give us a little bit of history here as to how many times you might have approached them in the past and what responses you've had?

Ron Havner:           Well we've had I think Chuck Barbo and Dave Grant have
                      known over the years that this is a transaction that we here at Public Storage thinks makes sense. We really formally approached them here in July and outlined a very specific proposal, which was a part of our letter that is in the 8-K.

Operator:             Your next question comes from Michael Knott with Green
                      Street Advisors.

Michael Knott:        Yeah. Just curious if you can comment a little bit on
                      your interest in Europe specifically with regards to the offer for Shurgard and then just generally more interest in just globally in general?

Ron Havner:           Well, with respect to Europe, Michael, I think, as you
                      know, Shurgard has about 130 properties over in Europe.
                      And while Europe is potentially a great opportunity, potentially it would represent about 6 or 7% of the combined portfolio. And our gut here is it would need to really be expanded significantly to become efficient. And the combined entities capital structure allows for that.

                      In the immediate future, I think Europe would benefit from our promotion and media programs. The last I looked the mature properties over there were about 70% occupied. So I think our media promotional programs as well as our, you know, our managerial techniques for, you know, getting customers into space would benefit Europe quite measurably.

                      In addition, we'd probably seek to kind of rationalize the cost structure over there and make it a little more efficient.

Michael Knott:        Thank you.

Operator:             Your next question comes from Brian Jones with Neuberger
                      Berman.

Brian Jones:          My question is basically been asked and answered so thank
                      you.

Ron Havner:           Okay.  Thanks.

Operator:             Your next question comes from Edward Wu with Reservoir
                      Capital.

Edward Wu:            Yeah. Gentlemen, just a follow up on clarification. You
                      had mentioned the Storage Trust transaction. I think I missed the context. Were you specifying that because that was also an unsolicited proposal or was that a friendly merger at the time?

Ron Havner:           It was initially an unsolicited proposal that subsequently turned friendly.

Edward Wu:            Okay.  Thank you.

Operator:             Your next question comes from Eric Rothman with Wachovia
                      Securities.

Eric Rothman:         Yeah.  I guess we would be remiss if we ignored your
                      second quarter results.

Ron Havner:           Great.

Eric Rothman:         With respect to the margin expansion, how much of that
                      is permanent do we expect to see going forward? There were, it looked to me as though there were maybe a number of things that could have been timing related with respect to repairs and maintenance. As well as a few other things that may be more permanent, in particular the labor saving hours and the lower increase in payroll than we might have otherwise expected. What should we look for, for margins?

John Reyes:           Well, Eric, this is John. I can give Ron a break here. I
                      think we're shooting to expand our margins and continue to have the positive trends that we've experienced. But with that said, the 1% increase in expenses that we had in the quarter, although it's very good for us, I think overall what we are looking for, for the next probably two quarters out is we probably will not experience a 1% growth. The expense growth will probably be a little higher than that.

                      And part of that is, is that what you're seeing here is the results of some of the initiatives that John mentioned as well as others that started in the latter half of 2004. So the comps between 2005 and the first half of 2004 have been a little easier to come by. But when we start moving into the latter half of 2005, comparing up to 2004 is going to get a little tougher. So that I expect that our expense growth is going to trend up off of the 1%.

                      So I think the margins - the gross margins will probably come under a little bit of pressure as we move forward but you know, we think that we can continue to try to at least stabilize them at this level and perhaps grow them a little bit.

Eric Rothman:         With  respect  -  specific  respect  to  the  phone
                      reservation system, I know that you'd mentioned that last quarter that most of the savings that we've seen there was going to be in the first and second quarter. Are we completely done with that on a similar vein to the margin expansion issue or is there a little bit more of that to do.

John Reyes:           That is part of it. In fact, that's one of the big
                      pieces. But I think, again, as we go forward, the reduction in phone center costs, the percentage reduction is going to start slowing down. And you can already start seeing that. With the first quarter the reduction was much bigger than the second quarter and again, as we move on through the year, the reduction - the year over year reduction will start diminishing.

Eric Rothman:         Right. And then just one last if I may. Insurance costs.
                      Most folks are seeing those rise. Yours were down. Is there anything in particular driving that?

John Reyes:           Nothing special.  Just for us, it's just a softer
                      insurance market.  So we've been benefiting from that.
                      But nothing really with respect to property insurance that's there, you know, causing that.

Eric Rothman:         Right.  Thank you very much.

John Reyes:           You're welcome.

Operator:             Your next question comes from Michael Mueller with JP
                      Morgan Securities.

Michael Mueller:      Hi. Two things also on the quarter. First, it looks like
                      the tenant reinsurance costs were half of what they've been in prior quarters. And I just want to confirm when you were talking about a 6.1% yield, was that I think 858 million, is that referring to the unstabilized pool of development properties?

John Reyes:           Yes. To the answer to your second question, yes. That 6.1
                      and the costs relate to the acquisitions and development properties. So yes, they're the unstabilized piece of our portfolio.

Michael Mueller:      And last quarter that was 500 million, right?  And the
                      yield was also 6%.  So...

John Reyes:           Right.  I mean part of it is because although we've been
                      experiencing growth in some of the older assets, in some of the newer assets that we've been acquiring, are basically - a lot of them are still fill up type properties.

Michael Mueller:      Okay.  Okay.

                      And then what about the tenant insurance?

John Reyes:           The tenant insurance, one of the things that happened to
                      us last year we became very inefficient in how we were processing our tenant claims. We changed our processing agent and got a lot of benefit out of that.

                      The other big component that happened during this quarter was something that actually started last year with respect to the hurricanes. If you recall when the hurricanes came through in Florida, in the month of September we accrued about a million and a half of liabilities for expected costs expected to be experienced with respect to tenant claims.

                      To date, we've only paid about a half a million dollars of those claims and there's some still in the queue. So one of the things that we needed to redo is reduce the original accrual of a million and a half and we reduced it by about a half a million dollars, which resulted in a reduction of the expense for the quarter.

Michael Mueller:      Okay.  And that will recur?

John Reyes:           Well, possibly not because we still have a few
                      claims to pay still. There's still another half million on the books to go. If none of that materializes then yes there will be about a half a million dollar reversal but I don't expect that to happen.

Michael Mueller:      Okay.  Thanks.

Operator:             Your next question comes from Rob Davis with PSAM.

Rob Davis:            Hi.  Good afternoon.  Good morning.

                      Just had a question regarding synergies. You mentioned that once synergies exceed $20 million, which kind of leads me to infer that you're looking for something better than that. Looking at Shurgard's SG&A from last year, I think it was about $32 million. It would seem to imply that synergies would probably eat up the vast portion of G&A and probably a large portion of that coming from the U.S.

                      I guess more qualitatively where should we kind of look to see where there would be synergies? Is it mostly SG&A? Is there any other places where you think you can achieve savings?

Ron Havner:           Well, let me try to step through some of them. You've got
                      an enterprise with revenues of about a billion five. So
                      20 million of revenue synergies or benefits by injecting media and promotional programs into the program would be a positive. That, you know, that's less than 2% of revenues.

                      On the expense side, as you touched on, you're right. I think the combined enterprise would have SG&A of 50 to 60 million and we would look to take that down on a combined basis. Shurgard operates, I think, with about 150, almost 200% of the G&A that we operate here with Public Storage. So there's certainly an opportunity.

                      At the operating or unit level, you've got things like yellow pages where Shurgard say has a double truck ad in Seattle with their 40 properties. If we have a double truck ad, which maybe cost $100,000 for our 40 properties in Seattle, on a combined basis you put those together and you've got 80 properties in one double truck ad.

                      You've got duplication of supervisory personnel. Shurgard has a call center. We have a call center. Those could be combined as well as, you know, the property insurance, supervisory personnel. So there's a whole variety of things that can be combined at the operating level.

                      This won't happen on day one but it will take time to realize that there are definite cost synergies to be realized.

Rob Davis:            As you mentioned, just to make sure I understand from the
                      first thing you said, there probably are some revenue benefits from I guess better media and promotional activities?

Ron Havner:           Yeah. I believe so. The Shurgard system does not utilize
                      television that I know of. And as I've touched on, when we go on TV in Seattle, whether we're covering 20 or 40 properties in Seattle, it costs the same. But also if you look at the occupancy levels between the two portfolios, it's somewhere - I don't know what the Shurgard's June 30th results are but the last I looked, it was somewhere between 500 and 700 basis points. So there's an opportunity to drive the utilization rate on those assets higher.

Rob Davis:            Uh-huh. In terms of the portfolio, are there, you
                      know, I've done a little tweaking here and there, any plans to change what they have in their asset base, get rid of things you think might be underperforming and beef up in certain areas?

Ron Havner:           I couldn't comment on that. We - you know, we haven't been through, in terms of a strategy or in terms of what to combine. Historically, Public Storage is not a seller of assets and we think the portfolios overlay each other and are complementary to one another.

Rob Davis:            Okay.  Thanks very much for your answers.

Ron Havner:           Uh-huh.

Operator:             Your next question comes from Steve Sakwa with Merrill
                      Lynch.

Steve Sakwa:          Good afternoon. Ron, I guess you sort of touched on
                      the question I was going to ask about kind of the revenue and Shurgard's occupancy is substantially lower than yours.

                      I mean is there anything sort of structural about the assets or locations that would lead you to believe that you wouldn't get those assets closer to yours and, you know, as a, I guess, an adjunct to that, and they also it looks like have substantially or at least 10% higher rents than you do and I'm wondering if there's a trade-off between sort of them taking higher rents and lower occupancy and whether you think you can hold that rate or whether some of that would come out?

                      And then also, I just wanted to talk about conversion and assuming that you would ultimately switch these over to the Public Storage name, you know, what costs are involved in doing that?

Ron Havner:           Steve, there's a lot of questions there, buddy.

Steve Sakwa:          Right.

Ron Havner:           Let me try to touch on kind of the occupancies and rates.
                      As you said, the occupancy spread between the two portfolios is quite substantial. We don't - the last I looked, Shurgard doesn't break out their occupancy by market as we do in our 10-Q and 10-K so it's a little hard to do apples to apples what they're doing in Seattle versus what we're doing in Seattle or Dallas and Dallas.
                      But overall, the portfolio, you can see the widespread in occupancy.

                      In terms of rental rates, we don't disclose our street rates or our posted rates either in the Q or in the press release. So I'm not sure how you're concluding that our rates are higher or lower than their rates. So I'll leave that as it is.

                      In terms of REVPAR growth, which is a mixture of volume, rates, and promotional discounts which at the end of the day is really how much cash is coming in the door, I think our numbers have been pretty good, they're certainly very good here in the second quarter and if not number one in the industry are pretty close to number one in the industry in terms of their REVPAF growth that we're achieving.

Steve Sakwa:          Well, Ron, I don't know if you can still hear me but
                      you've disclosed that you are sort of REVPAF or, you know, the revenue per occupied foot is 1,051 on your same-store.
                      And if I'm reading their results correctly, from the first quarter, it looked like their REVPAF or - well, I guess their annualized rent is 1,181. So...

Ron Havner:           Well, you've got two different things there, Steve, in
                      terms of the last time I looked at their press release.
                      Their disclosing as we've disclosed what the in-place rents are which are the leases in place. REVPAF is a combination of what is the revenue for the period, which is leases in place net of promotional discounts as well as per available foot. So if you're high rents low occupancy, those counter-balance each other.

Steve Sakwa:          Okay, thanks.

Operator:             Your next question comes from Rick Murray with Raymond
                      James.

Rick Murray:          Hi. Good morning, guys. I've also got Paul Puryerar here
                      with me; I think he has a question as well. I was curious about your outlook for Europe and what kind of potential returns you're targeting there and kind of how they stack up relative to what you're seeing in the States today?

Paul Puryerar:        You know, there's certainly potential opportunity in
                      Europe. And in terms of macro economic outlook of Europe or what is the grand potential of Europe, it's a little hard to say. You know, earlier, I touched on the fact that Shurgard has 130 properties scattered throughout seven
                      European nations. But occupancies have not been, I don't think what they've anticipated, and it's certainly not what we would anticipate. Again, I think that portfolio could benefit from our promotional and media programs.

                      There's certainly opportunity there. There's a number of other players besides Shurgard that have gotten into Europe in the last four or five years. So if the - an evolving product type in Europe, customer awareness is still very low. And I believe it will take a significant amount of expansion and media programs to drive customer awareness and utilization of the assets.

Rick Murray:          Okay, thanks.

Paul Puryerar:        Yeah. Ron, if you could - we're just taking down notes
                      here trying to put together what your savings are in G&A and operating costs. Could you just summarize that for us and sort of help us get to some order of magnitude of numbers here?

Ron Havner:           I don't - Paul, I don't remember quantifying it for you by line item. As I - an earlier gentleman asked about kind of the opportunities both at the operating level as well as the G&A level. You can look at the two companies' respective G&A and kind of draw your own conclusions in terms of what the ongoing run rate is. But certainly, even a casual observer would see a lot of upside potential in the G&A line.

                      As I touched on the yellow pages, the operating costs, the systems costs, the call centers, those are not delineated by Shurgard in their release of public financial information so it's a little hard to give you direction in terms of what to look at, what they're spending versus what we're spending. But you can look at what we're spending and kind of draw your own conclusions and extrapolate there, I think.

Paul Puryerar:        Yeah.  Okay, thanks.

Operator:             Your next question comes from William Acheson with Merrill
                      Lynch.

William Acheson:      Thank you. Traditionally, guys, you guys always say that,
                      you know, you don't focus on cap grades or like that. But
                      I was wondering that since this is essentially a very large acquisition, at the pricing inferred here, $53, do you think that's still below replacement cost?

Ron Havner:           No, Bill.

William Acheson:      Okay.  How much due diligence were you actually able to do here I mean given Shurgard's disclosure?

Ron Havner:           Just public information.

William Acheson:      Okay.  Thank you.

Operator:             Your next question comes from Eric Rothman with Wachovia
                      Securities.

Eric Rothman:         Yeah. With respect to occupancy being over 90%, are you at the point where you're seeing pricing power return or at least discounts completely ebbing and how much pricing power do you expect to have over the next...?

John Reyes:           We're seeing both that. We're seeing - and it varies
                      property by property within markets where we've been able to raise rate, not only to existing tenants and as well as to new tenants and then at the same time, we've been reducing promotional discounts at some properties. It just really depends on - and it's done on a property-by-property basis.

                      So we've seen a lot of properties with - what we do have a lot of pricing power and then, of course, there's some properties where pricing is still very, very sluggish at this time.

Eric Rothman:         Do you have any guess as to how much you could drive rates with the combined company?

John Reyes:           It's tough to say. I mean we don't know enough about their properties. As Ron said, most of the due diligence that we did was through public stuff. We kind of have a feeling by the markets in which they operate and how our properties do in those markets but we haven't quantified anything at this point in time.

Ron Havner:           We do have a sense that there are both cost synergies and
                      revenue synergies to be gained in the combined organization. We've touched on Europe. We believe - if you look at the GAAP in occupancies here in the U.S., their portfolio would benefit from our promotional and media programs as well in addition to the cost synergies that we've been through a couple of times here on the call.

Eric Rothman:         Great.  Thank you.

Operator:             Your last question comes from Michael Mueller with JP
                      Morgan Securities.

Michael Mueller:      Thanks. I was wondering, can you tell us what the assumed
                      occupancy was and your pro forma? And then also, I think
                      Steve asked a question earlier about the cost to reflag property and I was just wondering if you could comment on that?

Ron Havner:           The pro forma, Mike, I referred to in my call - or first
                      call estimates for both Public Storage and Shurgard. Okay?
                      But we didn't refer to our own separate pro formas. I used the first call estimates that are widely published by guys like you.

Michael Mueller:      Okay.

Ron Havner:           With respect to the cost to reflagging properties, that
                      can - depending on the store layout, the signage, and all that, that can be modest to up to, you know, $75,000 to $100,000, it varies across the board in terms of the physical condition of the product, the store layout, and all those things.

Michael Mueller:      Okay, and you wouldn't do Europe, just the U.S.?

Ron Havner:           Do what in Europe?

Michael Mueller:      Reflag?

Ron Havner:           Haven't decided yet.

Michael Mueller:      Okay.  Thanks.

Ron Havner:           Okay, operator.  Thank you all for your participation in
                      our conference call.

Operator:             Thank you.  This concludes today's conference call.  You
                      may now disconnect.


                                       END

Additional Information

Subject to future developments, Public Storage may file with the United States Securities and Exchange Commission a registration statement to register the Public Storage shares which would be issued in the proposed transaction. Investors and security holders are urged to read the registration statement (when and if available) and any other relevant documents filed with the Commission, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement (when and if available) and other relevant documents at the Commission's Internet web site at www.sec.gov. The registration statement (when and if available) and such other documents may also be obtained free of charge from Public Storage by directing such request to: Public Storage, Inc., 701 Western Avenue, Glendale, CA 91201-2349,
Attention: Chief Legal Officer.